Willkie Farr & Gallagher LLP

1875 K Street, N.W.

Washington, DC  20006

(202) 303-1000

April 30, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Macquarie Global Infrastructure Total Return Fund Inc.

(Investment Company Act File No. 811-21765)

Response to SEC Staff Comments Concerning Preliminary Proxy

Ladies and Gentlemen:

On behalf of Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”), please find responses to comments provided by Karen Rossotto of the Staff of the Securities and Exchange Commission in a telephone conversation with James Silk on April 16, 2012 regarding the preliminary proxy statement on Schedule 14A filed with the Commission on April 5, 2012.

For your convenience, we have set out below, to the best of our understanding, each of the comments given by the Staff, followed by our response. We have discussed the Staff’s comments with representatives of the Fund.

1.

Comment.  Please include the cost of soliciting proxies.

Response.  The requested disclosure has been added.  The estimated cost of the proxy solicitation is $175,000, plus reimbursement of expenses.  The costs and expenses incurred in connection with the solicitation of proxies will be borne by the Fund.

2.

Comment.  Please confirm that the disclosure concerning broker non-votes is appropriate given the matters to be voted on at the meeting.

Response.  The Fund believes that the description of broker non-votes is appropriate given the matters to be voted on at the meeting.

3.

Comment.  Page 2 of the Notice states that the proxy can be returned by mail.  If appropriate, please consider including, or otherwise referencing, any other methods by which the proxy may be voted.

Response.  Additional disclosure has been added to refer stockholders to the proxy card, which includes the alternative methods to vote the proxy available to that stockholder.

4.

Comment.  Page 14 of the proxy states that Mr. Baird will continue to serve as an elected director should no director receive the necessary vote in the election.  Please include additional disclosure indicating that Mr. Baird will serve until his successor is duly elected.

Response.  The disclosure has been revised as follows: “In the event no nominee for Class I Director receives the necessary vote, Mr. Baird will continue to serve as an elected Director until a subsequent Director election is held and he or another nominee qualifies and receives the necessary vote.”

5.

Comment.  Confirm the relevance and placement of the disclosure concerning the activist investor in the introductory language to the stockholder proposal on Page 15.

Response.  The Fund believes the disclosure is relevant, appropriate and necessary to provide context for the stockholder proposal, and that the placement of the disclosure is appropriate.

6.

Comment.  Please add “under the 1940 Act” following “standards adopted by the NYSE and SEC” on page 18.

Response.  The requested disclosure has been added.

7.

Comment.  Please confirm that the Fund does not have an underwriter.

Response.  The Fund does not have an underwriter.

* * * *

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1275.

Very truly yours,

/s/ James Silk________

James G. Silk

Enclosures

cc:

John H. Kim, Macquarie Global Infrastructure Total Return Fund Inc.

Brad Frishberg, Macquarie Global Infrastructure Total Return Fund Inc.

Stuart H. Coleman, Stroock & Stroock & Lavan LLP